Mail Stop 4561

March 8, 2006

S. Leslie Jewett
Chief Financial Officer
California First National Bancorp
18201 Von Karman Avenue, Suite 800
Irvine, California 92612

RE:	California First National Bancorp
	Form 10-K for Fiscal Year Ended June 30, 2005
File No. 000-15641

Dear Ms. Jewett,

	We have reviewed the above referenced filing, limiting our review to those issues addressed in our comments. Where indicated, we think you should revise your document in response to these comments in future filings starting with your Form 10-Q for the quarterly period ended March 30, 2006. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 7. Management`s Discussion and Analysis of Financial
Condition
and Results of Operations

Residual Values, page 13

1. Please tell us how you estimate residual values for your capital leases. Specifically tell us how you consider renewal or other extensions in your calculation.

2. Please provide us with an example of your calculation of residual value.

Consolidated Statement of Earnings Analysis, page 14

3. Please revise to present average balance sheets and related analysis of net interest earnings for each of the past three fiscal years as required by Item I of Industry Guide 3.

Non-Performing Capital Leases, page 17

4. Please revise to present total non-accrual loans, accruing loans which are contractually past due 90 days or more as to principal or interest payments and loans which are troubled debt restructurings as defined in SFAS 15 as of the end of the past five fiscal year ends as required by Item III.C.1 of Industry Guide 3.

Liquidity and Capital Resources, page 18

5. Please revise to present the average amount of and the average rate paid on deposits for each of the past three fiscal years as required by Item V.A of Industry Guide 3.

Item 8. Financial Statements and Supplementary Data

Note 1- Summary of Significant Accounting Policies

Property Acquired in Transactions in Process, page 28

6. Please revise to disclose the cost and carrying amount, if different, of property held for leasing by major classes of property according to nature or function, and the amount of accumulated depreciation in total as of the date of the latest balance sheet presented. Refer to paragraph 23(b)(i) of SFAS 13.

	Please respond to these comments within 10 business days or tell us when you will provide us with a response. Your letter should key your responses to our comments and indicate your intent to include the requested revisions in future filings starting with your Form 10-
Q for the quarterly period ended March 30, 2006. Please file your letter on EDGAR as correspondence. Please understand that we may have additional comments after reviewing your responses to our comments.

	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

	You may contact Michael Volley, Staff Accountant, at (202)
551-
3437 or me at (202) 551-3851 if you have questions regarding our comments.

Sincerely,



Paul Cline
Senior Accountant


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S. Leslie Jewett
California First National Bancorp
March 8, 2006
Page 3